
Dear Team!

My ambitious plan was to write a long shareholder letter, like Warren Buffet just published for Berkshire Hathaway. I am so proud of the team and foundation we have established here at CoPeace PBC that I wanted to demonstrate that progress with carefully crafted words!

But, in the vein of transparency we value as an important tenet of our business, the team and I have truly been working hard at doing the work, so I kept procrastinating the task. Moreover, I rationalized that we are not yet worthy of that many words!

Since launching as a Delaware Public Benefit Corporation in 2018, we have raised almost $2 million; put together an incredible team; added five holdings to our ecosystem; democratized access and opportunity to the equity game through a crowdfunding campaign; raised the share price; become a fully Certified B Corp; formed strategic partnerships with groups like the World Sustainability Foundation; declared a stock dividend for our initial shareholders; created a proprietary tool for brand and impact value; started sharing our story through various social media channels; and received strong media coverage (including Forbes, Yahoo Business, US News, and many more). We could not have done any of these things without the tremendous support of our shareholder community!

Of all these accomplishments, especially in our multi-crisis challenging times, the thing I am the most proud of is our incredible team, from the Board of Directors to our full-time employees to our amazing contractors to our Advisory Council, we have assembled a first-class group of experienced and committed people. Having been part of many start-ups, as a team member and investor, I am speaking from experience to say it truly is ALL about the Team. My deep appreciation to everyone who is part of Team CoPeace.

As we continue to grow our community, we are getting more questions on the name CoPeace! The first-blush disparate concepts of profit and peace definitely drives intrigue and curiosity, which I like... CoPeace is short for Companies of Peace and the more I think about it the more appropriate I think it remains. The idea is to create a more responsible, inclusive capitalism that considers multiple bottom lines. Growing, sustainable business (Co) that leads to a better, more empathic world (yes, Peace). We are fully aware how idealistic that sounds. The good news is that ESG and impact investing data is clearly demonstrating that it IS a good business decision to care about the long-term future of our world!

We make sure our community knows that we are a for-profit entity and strongly believe that the way to affect positive environmental and social change is through long-term, sustainable business success. We take the responsibility seriously to Grow Your Money for Good™. One of our investors was very clear that "failure is not an option." I agree, and we live that challenge daily.


We have looked at over 150 businesses to date using our evolved Head + Heart + Math approach. Very honestly, we have seen a lot of great ideas that often fail the Math test. That, plus being extremely careful with your early capital, has made us cautious about over-extending as we establish our track record. We are very pleased we have invested in sustainable infrastructure and wholly-owned service subsidiaries that are poised to be successful.

I want to mention here that impact and ESG-driven investing is not new. Even though our approach to the problem is quite innovative, we are learning from the giants and leaders in the space. Though we are not yet standing on their shoulders, our work toward that climb is showing promise. In a nod to one of our board members, I have stopped saying we are trying to "save the world" and now more subtly say, we are trying to do our part to "help save humanity from extinction." Some of this comes through well in our new public benefit impact report, The Harvest.

To do the work we see in front of us, we have a strong appetite for capital and will continue to raise through various methods. We currently have an accredited investor campaign going and plan on a new crowdfunding effort soon (we finished the first crowdfunding campaign strong and heard from quite a few people who were sorry they had missed it…the new campaign should be posted at the same URL as the last one very soon).

Please feel free to send us questions at any time to contact@copeace.com. We are working on engaging our stakeholder community about the direction of our next investment holding. Feel free to participate in our live poll at the CoPeace Community page, and suggest specific companies for us to consider.

In summary, despite the real and systemic challenges the world is currently facing, we continue to be optimistic about our model and timing as we strive to actively solve problems in a sustainable, for-profit and impact + growth approach. The bubonic plague spawned The Renaissance. We feel dealing with the concurrent pandemic, racial justice reckoning, and climate crisis in a proactive way provides an opportunity to create a more inclusive system of capitalism that gives us hope.

Why This? Why Us? Why Now? We tried to answer these questions with a blog entry and a quick video.

Your continued support is deeply appreciated.

In the continued strive toward growth and empathy…

Sincerely,

Craig Jonas



Certified

B

Corporation